UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

PHARMATHENE, INC.

(Exact name of registrant as specified in its charter)

Delaware	20-2726770
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

One Park Place, Suite 450 Annapolis, Maryland	21401
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series A Junior Participating Preferred Stock Purchase Rights	NYSE MKT

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(g) of the Act: None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

On November 25, 2015 (the “Rights Dividend Declaration Date”), the Board of Directors (the “Board of Directors”) of PharmAthene, Inc. (the “Company”) adopted a Section 382 rights plan (the “Section 382 Rights Plan”) and declared a dividend distribution of one right for each outstanding share of the Company’s common stock to stockholders of record at the close of business on December 9, 2015. The Board of Directors adopted the Section 382 Rights Plan in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company’s ability to use its net operating loss carryforwards (“NOLs”). If the Company experiences an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), the Company’s ability to fully utilize the NOLs on an annual basis will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of those benefits. The Section 382 Rights Plan is intended to act as a deterrent to any person (an “Acquiring Person”) acquiring (together with all affiliates and associates of such person) beneficial ownership of 4.99% or more of the Company’s outstanding common stock within the meaning of Section 382 of the Code, without the approval of the Board of Directors. Stockholders who beneficially own 4.99% or more of the Company’s outstanding common stock as of the Rights Dividend Declaration Date will not be deemed to be an Acquiring Person, but such person will be deemed an Acquiring Person if such person (together with all affiliates and associates of such person) becomes the beneficial owner of securities representing a percentage of the Company’s common stock that exceeds by 0.5% or more the lowest percentage of beneficial ownership of the Company’s common stock that such person had at any time since the Rights Dividend Declaration Date. The description and terms of the rights are set forth in a Section 382 Rights Agreement, dated as of November 25, 2015 (the “Section 382 Rights Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as Rights Agent.

The Rights. On the Rights Dividend Declaration Date, the Board of Directors authorized the issuance of one right (a “Right”) for each outstanding share of the Company’s common stock to the Company’s stockholders of record as of December 9, 2015. Subject to the terms, provisions and conditions of the Section 382 Rights Agreement, if the Rights become exercisable, each Right would initially represent the right to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.0001 per share, for a purchase price of $6.00 per Right (the “Purchase Price”). If issued, each fractional share of Series A Junior Participating Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of the Company’s common stock. However, prior to exercise, a Right does not give its holder any rights as a stockholder of the Company, including any dividend, voting or liquidation rights.

Initial Exercisability. The Rights are not exercisable until the earlier of (i) ten days after a public announcement that a person has become an Acquiring Person and (ii) ten business days (or such later date as may be determined by the Board of Directors) after the commencement of a tender or exchange offer by or on behalf of a person that, if completed, would result in such person becoming an Acquiring Person. The date that the Rights become exercisable under the Section 382 Rights Agreement is referred to as the “Distribution Date.”

Until the Distribution Date, the Company’s common stock certificates will evidence the Rights. Any transfer of the Company’s common stock prior to the Distribution Date will constitute a transfer of the associated Rights. After the Distribution Date, separate Rights certificates will be issued, and the Rights may be transferred apart from the transfer of the underlying shares of the Company’s common stock, unless and until the Board of Directors has determined to effect an exchange pursuant to the Section 382 Rights Agreement (as described below).

“Flip-In” Event. In the event that a person becomes an Acquiring Person, each holder of a Right, other than Rights that are or, under certain circumstances, were beneficially owned by the Acquiring Person (which will thereupon become void), will from and after the Distribution Date, have the right to receive, upon exercise of a Right and payment of the Purchase Price, a number of shares of the Company’s common stock having a market value of two times the Purchase Price. However, Rights are not exercisable following the occurrence of a person becoming an Acquiring Person until such time as the Rights are no longer redeemable by the Company (as described below).

Exempted Persons and Exempted Transactions. The Board of Directors recognizes that there may be instances when an acquisition of shares of the Company’s common stock that would cause a stockholder to become an Acquiring Person may not jeopardize or endanger in any material respect the availability of the NOLs to the Company. Accordingly, the Section 382 Rights Agreement grants discretion to the Board of Directors to designate a person as an “Exempted Person” or to designate a transaction involving shares of the Company’s common stock as an “Exempted Transaction.” An “Exempted Person” cannot become an Acquiring Person and an “Exempted Transaction” cannot result in a person becoming an Acquiring Person. The Board of Directors can revoke an “Exempted Person” designation if it subsequently makes a contrary determination regarding whether a person jeopardizes or endangers in any material respect the availability of the NOLs to the Company.

Redemption. At any time until ten calendar days following the first date of public announcement that a person has become an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the Right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price.

Exchange. At any time after a person becomes an Acquiring Person and prior to the acquisition by the Acquiring Person of 50% or more of the Company’s outstanding common stock, the Board of Directors may exchange the Rights (other than Rights that have become void), in whole or in part, at an exchange ratio of one share of common stock, or a fractional share of Series A Junior Participating Preferred Stock (or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment). Immediately upon an exchange of any Rights, the right to exercise such Rights will terminate and the only right of the holders of Rights will be to receive the number of shares of common stock (or a fractional share of Series A Junior Participating Preferred Stock or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) equal to the number of such Rights held by such holder multiplied by the exchange ratio.

Expiration. The Section 382 Rights Agreement will expire on the earliest of the following:

•	the close of business on December 25, 2018;

•	the redemption of the Rights;

•	the exchange of the Rights;

•	the close of business on the effective date of the repeal of Section 382 or any successor statute if the Board of Directors determines that the Section 382 Rights Agreement is no longer necessary or desirable for the preservation of certain tax benefits; and

•	the close of business on the first day of a taxable year to which the Board of Directors determines that no tax benefits may be carried forward.

Anti-Dilution Provisions. The Board of Directors may adjust the Purchase Price of the Series A Junior Participating Preferred Stock, the number of shares of Series A Junior Participating Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including among others, a share dividend, a share split or a reclassification of the Series A Junior Participating Preferred Stock or of the Company’s common stock. With certain exceptions, no adjustments to the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

Amendments. Prior to the Distribution Date, the Board of Directors may supplement or amend any provision of the Section 382 Rights Agreement in any respect without the approval of the holders of the Rights. From and after the Distribution Date, no amendment can adversely affect the interests of the holders of the Rights.

The foregoing summary of the Section 382 Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Section 382 Rights Agreement, a copy of which has been filed as Exhibit 4.1 to this Registration Statement on Form 8-A and is incorporated herein by reference. Item 9.01 Financial Statements and Exhibits.

Item 2. Exhibits.

No.	Description

3.1	Certificate of Designation of Series A Junior Participating Preferred Stock of PharmAthene, Inc. filed with the Secretary of the State of Delaware on November 25, 2015

4.1	Section 382 Rights Agreement, dated as of November 25, 2015, by and between PharmAthene, Inc. and Continental Stock Transfer & Trust Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PHARMATHENE, INC.

By:	/s/ John M. Gill
	Name:	John M. Gill
	Title:	President and CEO

Dated November 25, 2015